MIRANDA GOLD CORP.

NOT FOR RELEASE IN THE UNITED STATES OR TO U.S. NEWS WIRE SERVICES

NEWS RELEASE

Miranda $2.6 Million Private Placement and Share Consolidation

February 6, 2019 – Vancouver, British Columbia – Miranda Gold Corp. (TSX-V: MAD) (the "**Company**") is pleased to announce that it has received subscriptions for the purchase of 13,200,000 units at a price of $0.20 per unit, for gross proceeds of $2,640,000. Each unit will consist of one post-consolidated common share and one share purchase warrant exercisable to acquire a further post-consolidated common share at a price of $0.40 per share for a period of five years.

The company will consolidate its shares on the basis of 10 existing shares for each new share concurrently with the closing of the private placement. In addition, the Company will on closing change its name to Outcrop Gold Corp. Closing of the transaction is subject to stock exchange acceptance. The Company is not proceeding with the previous private placement last announced on November 21, 2018.

About Miranda

Miranda is a gold prospect generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with IAMGold Corporation and Newmont Mining.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.herbert75@gmail.com
www.mirandagold.com

NOT FOR RELEASE IN THE UNITED STATES OR TO U.S. NEWS WIRE SERVICES

MIRANDA GOLD CORP.
NEWS RELEASE

MIRANDA ANNOUNCES NAME CHANGE AND SHARE CONSOLIDATION

VANCOUVER, BRITISH COLUMBIA – February 8, 2019 – Miranda Gold Corp. (**TSXV: MAD**) (the "**Company**") announces that the Company is proceeding to change its name to Outcrop Gold Corp. and consolidate its common shares on the basis of ten (10) pre-consolidated common shares to one (1) post-consolidated common share (the "**Consolidation**"). The Company's common shares will commence trading under its new name and on a post-consolidated basis under the ticker symbol "OCG" effective at market opening on Monday February 11, 2019.

Immediately prior to completion of the Consolidation, the Company has 132,517,577 common shares issued and outstanding. After giving effect to the Consolidation, the Company will have approximately 13,251,757 common shares issued and outstanding, subject to the rounding of fractional common shares.

No fractional common shares will be issued as a result of the Consolidation. All fractional common shares resulting from the Consolidation will be rounded down to the nearest whole number of common shares. The Company's outstanding incentive stock options and warrants will be adjusted on the same basis (10:1) to reflect the Consolidation in accordance with their respective terms, with proportionate adjustments being made to exercise prices.

Registered shareholders will receive a letter of transmittal from the Company's transfer agent, Computershare Investor Services Inc., providing instructions on how to exchange their share certificates representing pre-Consolidation common shares for new share certificates or Direct Registration Advice (DRS) representing post-Consolidation common shares to which they are entitled as a result of the Consolidation. No action is required by non-registered shareholders (shareholders who hold their common shares through an intermediary) to effect the Consolidation.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.hebert75@gmail.com
www.mirandagold.com

OUTCROP GOLD CORP.

NOT FOR RELEASE IN THE UNITED STATES OR TO U.S. NEWS WIRE SERVICES

NEWS RELEASE

Outcrop Closes $2.7 Million Private Placement

February 22, 2019, Vancouver, British Columbia – Outcrop Gold Corp. (TSXV: OCG) (the "**Company**") is pleased to announce that it has closed its non-brokered private placement, previously announced on February 6, 2019.

The Company has raised gross proceeds of $2,719,852 through the issuance of 13,599,260 units (the "**Units**") at a price of $0.20 per Unit (the "**Offering**"). Each Unit consists of one common share of the Company and one common share purchase warrant (each a "**Warrant**"). Each Warrant entitles the holder to acquire an additional common share at a price of $0.40 per share for a period of 5 years from the closing date.

All securities issued in connection with the Offering are subject to a 4-month hold period expiring on June 23, 2019 as prescribed by the TSX Venture Exchange and applicable securities laws. The proceeds from the Offering will be used to advance exploration on projects in Colombia and to fund potential acquisitions in Colombia, and for general working capital. There were aggregate cash finders' fees of $12,500 paid in connection with the Offering.

A director of the Company participated in the Offering and subscribed for 1,274,760 Units. The participation of the director is considered to be a "related party transaction" pursuant to Multilateral Instrument 61-101 *Protection of Minority Shareholders in Special Transactions* ("**MI-61-101**") and TSX Venture Exchange Policy 5.9. The Company determined that exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 were available for the related party transaction pursuant to Section 5.5(a) and Section 5.7(1)(a) of MI 61-101.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.hebert75@gmail.com
www.mirandagold.com